JanusLiving

**Earnings Release
and Supplemental Report**

First Quarter 2026

ir.JanusREIT.com

Janus Living Reports First Quarter 2026 Results

DENVER, May 5, 2026 - Janus Living, Inc. (NYSE: JAN), a pure-play senior housing real estate investment trust (REIT), announced results for the quarter ended March 31, 2026.

FIRST QUARTER 2026 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS
(all percentage changes compare first quarter 2026 to first quarter 2025 unless otherwise noted)

– Post-IPO net loss of $(0.05) per share and quarterly net income of $0.13 per share

– Consolidated revenues of $200 million increased 35% and Adjusted EBITDAre of $65 million increased 42%

– FFO as Adjusted of $0.23 per share increased 35%

– Same-store adjusted NOI increased 13.8% and margin expanded 150 basis points ("bps")

  • Same-store revenues increased 7.6% driven by 230 bps of average occupancy growth and 4.7% revenue per occupied room ("RevPOR") growth

  • First quarter record non-refundable entrance fee sales of $35 million increased 22%

– Acquired our joint venture partner's 46.5% interest in a 19-community senior housing portfolio for $314 million

– Acquired an additional six senior housing communities for approximately $400 million

– Completed an initial public offering ("IPO") generating approximately $880 million in net proceeds to pursue acquisition and investment opportunities

– Under contract for approximately $400 million of incremental senior housing acquisitions

– Closed on a new $500 million unsecured revolving credit facility and a $100 million unsecured delayed-draw term loan facility both of which are currently undrawn

– As of March 31, 2026, the Company had $949 million of unrestricted cash and no outstanding debt

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2026		Three Months Ended March 31, 2025	
	Amount	Per Share	Amount	Per Share
Diluted Net income (loss) applicable to common shares - post-IPO	$ (12,023)	$ (0.05)	$ —	$ —
Diluted Net income (loss) applicable to common shares	27,859	0.13	(2,110)	(0.02)
Diluted Nareit FFO	33,602	0.15	35,415	0.16
Diluted FFO as Adjusted	49,885	0.23	36,809	0.17

Nareit FFO, FFO as Adjusted, and Same-Store Adjusted NOI, are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "March 31, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at https://ir.janusreit.com/financials/quarterly-results. See also the "Funds From Operations" section of this release for additional information.

INITIAL PUBLIC OFFERING

In March 2026, Janus Living completed its IPO and began trading on the New York Stock Exchange under the ticker symbol "JAN." The net proceeds from the IPO were approximately $880 million, after deducting the underwriting discount and expenses payable by Janus Living.

Janus Living expects to use the net proceeds received from the offering to pursue acquisition and investment opportunities that meet its investment criteria and for general corporate purposes.

Healthpeak Properties, Inc. externally manages Janus Living and owns approximately 214.7 million shares of common stock and operating partnership common units in Janus Living, representing an 81.6% equity ownership as of the IPO.

SENIOR HOUSING ACQUISITIONS AND PIPELINE

During the first quarter 2026 prior to the completion of the IPO, a total of approximately $714 million of senior housing acquisitions were completed across 25 communities. These communities were contributed to Janus Living as part of the formation transactions.

The acquisitions represent 4,183 units on a combined basis and will be operated by leading operators well known to Janus Living under management contracts with strong alignment. Janus Living is targeting 8% to 9% cash NOI yields upon stabilization across these investments.

Janus Living has a $400 million pipeline of senior housing acquisitions under contract anticipated to close during the second quarter 2026. Janus Living is targeting 7.5% to 8.5% cash NOI yields upon stabilization across these investments.

JOINT VENTURE BUYOUT

In January 2026, Healthpeak acquired its joint venture ("JV") partner's 46.5% interest in a portfolio of 19 senior housing communities for approximately $314 million. The portfolio is concentrated in high-growth markets, including Houston and Denver, and comprises 3,355 units, with independent living units representing approximately 73% of the total units. Occupancy in the portfolio was 80.0% as of March 2026.

18 of the 19 communities were transitioned to Pegasus Senior Living and Ciel Senior Living, while one community is under evaluation for transition, disposition, or reinvestment. Janus Living believes these operator transitions will position the properties to capture embedded occupancy and NOI growth from improved operational performance.

$119 MILLION ORLANDO ACQUISITIONS

In March 2026, Healthpeak acquired a three-community senior housing portfolio comprised of 353 units in the Orlando MSA for approximately $119 million.

$240 MILLION ATLANTA ACQUISITIONS

In March 2026, Healthpeak acquired a two-community senior housing portfolio comprised of 354 units in the Atlanta MSA for approximately $240 million.

$41 MILLION SEATTLE ACQUISITION

In March 2026, Healthpeak acquired a senior housing community comprised of 121 units in the Seattle MSA for approximately $41 million.

$400 MILLION ACQUISITION PIPELINE

Janus Living is under contract across four transactions and four different operating partners for 11 communities comprised of 1,416 units for approximately $400 million.

BALANCE SHEET

As previously disclosed, in January 2026, Healthpeak repaid $103 million of senior housing secured mortgage debt. Following the repayment, Janus Living's portfolio is unencumbered.

As previously disclosed, in March 2026, Janus Living closed on a new $500 million unsecured revolving credit facility (the "Revolving Facility") and a $100 million unsecured delayed-draw term loan facility (the "Term Loan", and together with the Revolving Facility, the "Credit Facility"). The Revolving Facility provides for borrowing up to $500 million and matures in March 2030, with two six-month extension options. The $100 million Term Loan includes a delayed-draw feature and matures in March 2031.

Borrowings under the Revolving Facility and Term Loan bear interest at SOFR plus 105 and 110 basis points, respectively, based on Janus Living's current leverage-based pricing grid. The Credit Facility was undrawn as of March 31, 2026.

DIVIDEND

Janus Living expects to make a pro rata distribution with respect to the period commencing from the completion of our IPO on March 20, 2026 and ending on June 30, 2026, based on a distribution rate of $0.1425 per share for a full quarter. On an annualized basis, this equates to $0.57 per share. Janus Living expects to make monthly distributions starting in the third quarter 2026. Future dividends are at the discretion of Janus Living's Board of Directors.

2026 GUIDANCE

For the full year 2026, we have established the following guidance ranges:

- Diluted earnings per common share from $0.23 – $0.27

- Diluted Nareit FFO per share of $0.84 – $0.88

- Diluted FFO as Adjusted per share of $0.93 – $0.97

- Same-Store Adjusted NOI growth of 11% – 15%

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional details and assumptions, please see page 9 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.janusreit.com.

CONFERENCE CALL INFORMATION

Janus Living has scheduled a conference call and webcast for Wednesday, May 6, 2026, at 12:00 p.m. Eastern Time.

The conference call can be accessed in the following ways:

- Janus Living's website: https://ir.janusreit.com/events-and-presentations

- Webcast: https://events.q4inc.com/attendee/263858499. Joining via webcast is recommended for those who will not be asking questions.

- Telephone: The participant dial-in number is (833) 461-5787. The international dial-in is (585) 542-9983. The conference ID number is 263858499.

A webcast replay will be available on Janus Living's website through May 5, 2027.

ABOUT JANUS LIVING

Janus Living, Inc. is a pure-play senior housing real estate investment trust (REIT) that owns high-quality communities across the United States that support residents with thoughtfully designed, highly amenitized environments.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, rental activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of dividends; and (iii) the information presented under the heading " 2026 Guidance." Pending acquisitions, dispositions, joint venture transactions, rental activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all.

Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends that may increase labor, construction, and other operating or administrative costs or impact prospective residents' willingness or ability to move into our communities; entrance fee refund obligations and related actuarial assumptions; our dependence on the performance of our operators; our dependence on a limited number of operators; factors adversely affecting our operators' ability to meet their financial and other contractual obligations to us; our ability to identify and secure new or replacement operators; the transition of management of certain of the properties in our senior housing portfolio to new operators; delays by seniors in moving to senior housing communities; our concentration of real estate investments in the senior housing sector, which makes us more vulnerable to an economic downturn or slowdown in that specific sector than if we invested across multiple sectors; the illiquidity of our real estate investments; operational risks associated with our communities, all of which are owned and operated under REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA") structures; the failure of our operators to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; changes to regulatory, funding, staffing, trade, and other policies and actions; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; required regulatory approvals to transfer our senior housing properties; compliance with the American with Disabilities Act and fire, safety, and other regulations; economic conditions, natural disasters, weather, and other events or conditions that negatively affect the geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of our capital invested in a property, lower than expected future revenues, and unanticipated expenses; our property development and redevelopment, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; competition for suitable properties to grow our initial portfolio; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in investments or transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious disease outbreaks, and health and safety measures intended to reduce their spread; potential government and financial audits, enforcement actions and recovery activity as a result of our predecessor's receipt of Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund funds; net losses in future periods; our and our external manager's reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence or other disruptive new technologies by us, our external manager, our operators, our vendors, and our investors; our ability to implement and maintain an effective system of internal control over financial reporting; our ability to implement and maintain effective disclosure controls and procedures; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our business and ability to refinance existing debt, sell properties, and conduct investment activities; the availability of external capital on favorable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; our ability to maintain our qualification as a REIT; Healthpeak's failure to qualify as a real estate investment trust ("REIT") during certain periods prior to our initial public offering; our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws; increased taxable gains due to acquisitions of property in tax-deferred transactions; potential deferred and contingent tax liabilities from corporate acquisitions, including certain of our acquisitions from Healthpeak; calculating non-REIT tax earnings and profits; provisions in Maryland law and our charter and bylaws that may delay, defer or prevent an acquisition of our Class A-1 common stock or a change in control; conflicts of interest between the interests of our stockholders and the interests of holders of common units; provisions in the operating agreement of our operating company or other agreements that may delay or prevent unsolicited acquisitions of us and certain other transactions; our dependence on our external manager and its personnel and our ability to find a suitable replacement for our external manager if the management agreement is terminated or if personnel of our external manager leave the employment of our external manager; conflicts of interest with our external manager and its affiliates, including Healthpeak Properties, Inc.; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Jonathan Hughes, CFA

Senior Vice President – Finance and Investor Relations

720-428-5050



JanusLiving
Dollars in thousands

	March 31, 2026	December 31, 2025
Assets		
Real estate:		
Buildings and improvements	$ 2,638,325	$ 1,940,808
Construction in progress	45,607	41,678
Land and improvements	370,231	176,475
Accumulated depreciation	(532,738)	(505,297)
Net real estate	2,521,425	1,653,664
Investment in unconsolidated joint venture	—	312,709
Accounts receivable, net of allowance of $3,480 and $2,018	24,407	19,431
Cash and cash equivalents	948,822	19,652
Restricted cash	88,971	64,609
Intangible assets	191,659	26,670
Deferred tax assets	114,556	107,074
Goodwill	3,849	3,849
Other assets	130,056	134,557
Total assets	**$ 4,023,745**	**$ 2,342,215**
Liabilities and Equity		
Mortgage debt	$ —	$ 102,688
Accounts payable, accrued liabilities, and other liabilities	297,802	284,210
Deferred revenue	680,055	673,007
Total liabilities	**$ 977,857**	**$ 1,059,905**
Commitments and contingencies		
Parent's net investment	$ —	$ 1,282,310
Class A-1 common stock, $0.01 par value: 1,500,000,000 and no shares authorized; 187,222,996 and no shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	1,872	—
Class A-2 common stock, $0.01 par value: 100,000,000 and no shares authorized; 75,917,780 and no shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	759	—
Additional paid-in capital	2,170,729	—
Cumulative dividends in excess of earnings	(8,556)	—
Total stockholders' equity	2,164,804	1,282,310
Common units of Janus OP, LLC, held by Healthpeak Properties, Inc.	878,329	—
Other noncontrolling interests	2,755	—
Total noncontrolling interests	881,084	—
Total equity	**$ 3,045,888**	**$ 1,282,310**
Total liabilities and equity	**$ 4,023,745**	**$ 2,342,215**



Dollars in thousands, except per share amounts

	Three Months Ended March 31,	
	2026	**2025**
Revenues:		
Resident fees and services	$ 200,345	$ 148,927
Total revenues	**200,345**	**148,927**
Costs and expenses:		
Operating	144,598	110,638
Depreciation and amortization	51,398	32,799
General and administrative	2,958	3,132
General and administrative - related party management fee	328	—
Interest expense	351	948
Transaction costs	18,510	—
Total costs and expenses	**218,143**	**147,517**
Other income (expense):		
Gain (loss) upon change of control, net	46,270	—
Gain (loss) on debt extinguishments	(403)	—
Other income (expense), net	816	(2,380)
Total other income (expense), net	46,683	(2,380)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint venture	**28,885**	**(970)**
Income tax benefit (expense)	(1,122)	(2,591)
Equity income (loss) from unconsolidated joint venture	111	1,451
Net income (loss)	**27,874**	**(2,110)**
Noncontrolling interests' share in earnings	3,458	—
Net (income) loss - pre-IPO	(39,888)	—
Net income (loss) applicable to common shares - post-IPO	**$ (8,556)**	**$ —**
Earnings per common share (post-IPO):		
Basic	$ (0.05)	$ —
Diluted	$ (0.05)	$ —
Weighted average shares outstanding:		
Basic	187,223	—
Diluted	263,141	—



Dollars in thousands, except per share amounts

	Three Months Ended March 31,	
	2026	**2025**
Net income (loss)	**$ 27,874**	**$ (2,110)**
Real estate related depreciation and amortization	51,398	32,799
Janus Living's share of real estate related depreciation and amortization from unconsolidated joint venture	602	4,726
Loss (gain) upon change of control, net[1]	(46,270)	—
Nareit FFO	33,604	35,415
Participating securities share in Nareit FFO	(2)	—
Diluted Nareit FFO	**$ 33,602**	**$ 35,415**
Diluted Nareit FFO per share	**$ 0.15**	**$ 0.16**
Weighted average shares outstanding - Diluted Nareit FFO[2]	219,575	214,734
Impact of adjustments to Nareit FFO:		
Transaction and restructuring-related costs[3]	$ 17,874	$ —
Loss (gain) on debt extinguishments	302	—
Casualty-related charges (recoveries), net[4]	—	1,394
Recognition (reversal) of valuation allowance on deferred tax assets[5]	(1,890)	—
Total adjustments	16,286	1,394
FFO as Adjusted	49,890	36,809
Participating securities share in FFO as Adjusted	(5)	—
Diluted FFO as Adjusted	**$ 49,885**	**$ 36,809**
Diluted FFO as Adjusted per share	**$ 0.23**	**$ 0.17**
Weighted average shares outstanding - Diluted FFO as Adjusted[2]	219,575	214,734
Other operating data:		
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization	$ 7,756	$ 4,696
Deferred income taxes	3,122	2,659
Stock-based compensation amortization expense	34	—
AFFO capital expenditures	(3,398)	(286)
Amortization of deferred financing costs and debt discounts (premiums)	(53)	(181)
Other items[6]	(7)	(971)

(1) The three months ended March 31, 2026 includes a gain upon change of control related to the acquisition of the joint venture partner's 46.5% interest in the JV which held 19 senior housing properties. The gain upon change of control is included in other income (expense), net in the Combined and Consolidated Statements of Operations.
(2) For all periods presented, represents the weighted-average shares outstanding from the close date of our initial public offering through March 31, 2026.
(3) The three months ended March 31, 2026 includes transaction costs comprised of legal, advisory, and other professional fees, transfer taxes, formation and organization costs, and expense related to one-time fully vested equity awards associated with our initial public offering.
(4) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint venture in the Combined and Consolidated Statements of Operations.
(5) The three months ended March 31, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with our initial public offering.
(6) The three months ended March 31, 2025 includes our proportionate share of AFFO capital expenditures from the JV.



Dollars in millions, except per share amounts

2026 GUIDANCE RANGES AND SUPPLEMENTAL INFORMATION

	FY 2026 Guidance May 5, 2026
Diluted earnings per common share	\$0.23 – \$0.27
Diluted Nareit FFO per common share	\$0.84 – \$0.88
Diluted FFO as adjusted per common share	\$0.93 – \$0.97
Total Year-Over-Year Same-Store Cash (Adjusted) NOI Growth	11.0% – 15.0%

Other Key Assumptions

General and administrative expense[(1)]	\$18
Retained earnings	\$95
Cash including net IPO proceeds and term loan draw[(2)]	\$975
Acquisitions	\$750
Revenue enhancing capex	\$100

(1) General and administrative expense includes approximately \$11 million of management fees, \$4 million of public company costs, and \$3 million of pre-IPO expenses. The pre-IPO amount reflects an imputed management fee required under GAAP for the period January 1, 2026 through March 20, 2026, representing an allocation of Healthpeak's costs to Janus Living for presentation purposes.
(2) Includes \$100 million of available delayed-draw term loan which we expect to draw down in December.

JanusLiving
Dollars in thousands

SELECTED DATA

	1Q25	2Q25	3Q25	4Q25	1Q26
Diluted FFO as Adjusted	$ 36,809	$ 36,213	$ 36,808	$ 40,965	$ 49,885
Diluted FFO as Adjusted per share	0.17	0.17	0.17	0.19	0.23
Dividends per share	—	—	—	—	—

SELECTED INCOME STATEMENT DATA

	1Q25	2Q25	3Q25	4Q25	1Q26
Total Revenues	$ 148,927	$ 148,855	$ 150,458	$ 155,749	$ 200,345
Operating Expenses	110,638	111,787	114,262	112,236	144,598
G&A Expense	3,132	2,382	2,267	2,768	2,958
G&A Expense - Related Party Management Fee	—	—	—	—	328
Interest Expense[(1)]	948	949	950	950	351
Net Income (Loss)	(2,110)	(2,570)	1,412	9,617	27,874

LIQUIDITY

	1Q25	2Q25	3Q25	4Q25	1Q26
Credit Facilities[(2)]	$ —	$ —	$ —	$ —	$ 600,000
Credit Facilities Draws	—	—	—	—	—
Cash and Cash Equivalents	21,197	22,571	19,449	19,652	948,822
Available Liquidity	**$ 21,197**	**$ 22,571**	**$ 19,449**	**$ 19,652**	**$ 1,548,822**

FINANCIAL RATIOS

	1Q25	2Q25	3Q25	4Q25	1Q26
Total Floating Rate Debt	$ —	$ —	$ —	$ —	$ —
Net Floating Rate Debt	—	—	—	—	—
Total Fixed Charges	948	949	950	950	351
Three Months Ended Adjusted EBITDAre	45,952	59,528	52,198	62,974	65,156
Annualized Adjusted EBITDAre	183,808	238,112	208,792	251,896	260,624
Weighted Average Interest Rate (GAAP)	3.5%	3.5%	3.5%	3.5%	—%
Weighted Average Interest Rate (Coupon)	4.3%	4.3%	4.3%	4.3%	—%
Net-Debt-to-Adjusted EBITDAre	0.06x	0.03x	0.05x	0.02x	—
Floating Rate Debt Exposure	—%	—%	—%	—%	—%
Net Floating Rate Debt Exposure	—%	—%	—%	—%	—%
Adjusted Fixed Charge Coverage	48.5x	62.7x	54.9x	66.3x	176.1x
Financial Leverage	3.3%	3.2%	3.2%	3.1%	—%
Secured Debt Ratio	3.3%	3.2%	3.2%	3.1%	—%

CAPITALIZATION AND ENTERPRISE VALUE

Common Shares	$ 187,223
Convertible OP Units	75,918
Period Ended Share Price	23.57
Total Market Equity Capitalization	**$ 6,202,233**
Plus: Consolidated Debt, net	—
Total Enterprise Value	**$ 6,202,233**

(1) Interest expense for the quarter ended March 31, 2026 is primarily due to interest accrued at the time of loan repayments on January 31, 2026. As of March 31, 2026 there is no debt outstanding.
(2) Credit Facilities consist of a $500 million senior unsecured revolving credit facility and a $100 million senior unsecured delayed draw term loan.

Dollars in thousands

PORTFOLIO MIX

	Units	% Total
Independent Living	7,521	66.9%
Assisted Living / Memory Care	2,614	23.2%
Skilled Nursing	1,117	9.9%
Total	**11,252**	**100.0%**

OPERATOR DIVERSIFICATION

	Properties	% Total Adjusted NOI
LCS	15	65.8%
Sunrise Senior Living	2	12.6%
Ciel Senior Living(1)	11	10.6%
Pegasus Senior Living(1)	10	9.5%
Brookdale Senior Living(2)	1	1.4%
Leisure Care	1	0.2%
Total	**40**	**100.0%**

GEOGRAPHIC DIVERSIFICATION

Market	Adjusted NOI	Cash NREF in Excess of NOI	Total	% of Total
Tampa, FL	$ 14,693	$ 3,895	$ 18,589	28.9
Philadelphia, PA	6,453	1,333	7,785	12.1
Houston, TX	7,352	(22)	7,329	11.4
Orlando, FL	5,096	1,385	6,482	10.1
Jacksonville, FL	4,655	782	5,437	8.5
Washington, DC	4,625	(69)	4,557	7.1
Grand Rapids, MI	2,753	823	3,576	5.6
Denver, CO	3,462	—	3,462	5.4
Sarasota, FL	1,908	(137)	1,771	2.8
Punta Gorda, FL	1,737	24	1,761	2.7
Remaining	3,761	(260)	3,501	5.4
Total	**$ 56,495**	**$ 7,756**	**$ 64,250**	**100.0**

(1) 8 Ciel Senior Living and 10 Pegasus Senior Living properties transitioned from Brookdale on April 1, 2026.
(2) Property is under evaluation for transition, disposition, or reinvestment.


JanusLiving

	1Q25	2Q25	3Q25	4Q25	1Q26	Year-Over-Year Growth Rate
Same-Store						
Property Count	15	15	15	15	15	
Independent Living Units	4,823	4,824	4,826	4,826	4,828	
Assisted Living / Memory Care Units	1,225	1,225	1,225	1,225	1,225	
Skilled Nursing Units	1,016	1,016	1,016	1,016	1,016	
Same-Store Units	**7,064**	**7,065**	**7,067**	**7,067**	**7,069**	
Independent Living Occupancy	84.7%	85.0%	86.1%	86.9%	88.0%	330 bps
Assisted Living / Memory Care Occupancy	89.3%	89.5%	90.1%	91.1%	91.5%	220 bps
Skilled Nursing Occupancy	89.1%	86.4%	85.7%	85.4%	87.4%	(170) bps
Same-Store Occupancy	**86.2%**	**86.0%**	**86.7%**	**87.4%**	**88.5%**	**230 bps**
RevPOR - Including NREF Amortization	$ 8,158	$ 8,169	$ 8,193	$ 8,403	$ 8,544	4.7%
RevPOR - Excluding NREF Amortization	6,843	6,871	6,878	6,941	7,094	3.7%
NREF Amortization	$ 24,006	$ 23,652	$ 24,155	$ 27,099	$ 27,203	
NREF Cash Collections	28,702	42,695	36,866	44,454	34,958	
NREF Cash Collections less NREF Amortization	**$ 4,696**	**$ 19,042**	**$ 12,711**	**$ 17,355**	**$ 7,756**	
Resident Fees and Services (including NREF Amortization)	$ 148,927	$ 148,855	$ 150,457	$ 155,750	$ 160,319	7.6%
Operating Expenses - Total	(110,242)	(112,237)	(113,870)	(113,518)	(116,305)	5.5%
Operating Expenses - Labor	(64,558)	(65,157)	(65,917)	(66,854)	(67,660)	4.8%
Operating Expenses - All Other	(45,684)	(47,080)	(47,953)	(46,664)	(48,645)	6.5%
Same-Store Adjusted NOI (including NREF Amortization)	**$ 38,685**	**$ 36,618**	**$ 36,588**	**$ 42,232**	**$ 44,013**	**13.8%**
Same-Store Adjusted NOI Margin	26.0%	24.6%	24.3%	27.1%	27.5%	
Total Portfolio						
Property Count	34	34	34	34	40	
Independent Living Units	7,265	7,265	7,267	7,267	7,521	
Assisted Living / Memory Care Units	2,036	2,037	2,038	2,038	2,614	
Skilled Nursing Units	1,117	1,117	1,117	1,117	1,117	
Total Units	**10,418**	**10,419**	**10,422**	**10,422**	**11,252**	
Independent Living Occupancy	84.2%	84.5%	85.6%	86.1%	86.0%	
Assisted Living / Memory Care Occupancy	86.1%	86.4%	86.8%	87.5%	86.2%	
Skilled Nursing Occupancy	88.6%	86.0%	85.6%	85.3%	86.6%	
Total Occupancy	**85.1%**	**85.0%**	**85.8%**	**86.3%**	**86.1%**	
RevPOR - Including NREF Amortization	$ 7,581	$ 7,583	$ 7,588	$ 7,749	$ 7,610	
RevPOR - Excluding NREF Amortization	6,519	6,537	6,528	6,568	6,580	
NREF Amortization	$ 24,006	$ 23,652	$ 24,155	$ 27,099	$ 27,203	
NREF Cash Collections	28,702	42,695	36,866	44,454	34,958	
NREF Cash Collections less NREF Amortization	**$ 4,696**	**$ 19,042**	**$ 12,711**	**$ 17,355**	**$ 7,756**	
Resident Fees and Services (including NREF Amortization)	$ 171,379	$ 171,383	$ 172,937	$ 177,737	$ 203,356	
Operating Expenses - Total	(126,951)	(129,176)	(131,123)	(130,514)	(146,862)	
Operating Expenses - Labor	(73,588)	(74,243)	(75,021)	(76,018)	(84,117)	
Operating Expenses - All Other	(53,363)	(54,933)	(56,102)	(54,496)	(62,745)	
Adjusted NOI (Including NREF Amortization)	**$ 44,428**	**$ 42,207**	**$ 41,813**	**$ 47,223**	**$ 56,495**	
Total Portfolio Adjusted NOI Margin	25.9%	24.6%	24.2%	26.6%	27.8%	



Dollars in thousands

ACQUISITION SUMMARY

	Properties	Units	Ownership %	Total	Stabilized NOI Yield
Total 1Q 2026 Acquisitions[1]	**25**	**4,183**	**100.0%**	**$ 713,800**	**8.0% - 9.0%**

CAPITAL EXPENDITURES

	1Q25	2Q25	3Q25	4Q25	1Q26
AFFO Capital Expenditures	$ 286	$ 3,279	$ 5,761	$ 11,592	$ 3,398
Revenue Enhancing Capital Expenditures	5,591	12,928	13,977	21,959	6,472
Casualty Related Capital Expenditures[2]	2,071	11,428	8,598	8	1
Total	**$ 7,948**	**$ 27,635**	**$ 28,336**	**$ 33,559**	**$ 9,871**

(1) In January 2026, Janus Living acquired its joint venture partner's 46.5% interest in a previously unconsolidated joint venture that held a portfolio of 19 senior housing communities for approximately $314 million.
(2) Casualty spend excludes any costs reimbursed by insurance.

Dollars and shares in millions

COMPONENTS OF NET ASSET VALUE

		Annualized as of March 31, 2026
		Adjusted NOI
Total Portfolio Adjusted NOI	**$**	**226**
Trailing-twelve month NREF cash collections less NREF amortization		57
Total	**$**	**283**

OTHER ASSETS

Cash, cash equivalents, and restricted cash	$	1,038
Accounts receivable, net of allowance		24
Other assets		130
Total	**$**	**1,192**

DEBT AND OTHER LIABILITIES[1]

Bank line of credit and term loans	$	—
Accounts payable, accrued liabilities, and other liabilities		79
Total	**$**	**79**

Fully-diluted shares and units		**263**

(1) Represents principal amounts due and excludes unamortized premiums/ discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet.

Adjusted Fixed Charge Coverage*

Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

Adjusted Net Operating Income ("NOI")*

Adjusted NOI represents resident fees and services less property level operating expenses, after eliminating the effects of operator transition costs and actuarial reserves for insurance claims that have been incurred but not reported. Adjusted NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as Adjusted NOI from our properties using our share of Adjusted NOI from our unconsolidated JV and excludes noncontrolling interests' pro rata share of Adjusted NOI from consolidated joint ventures. See the "Adjusted NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of our pro rata share on these measures.

AFFO Capital Expenditures

Adjusted Funds from Operations ("AFFO") Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and restructuring-related costs, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and non-refundable entrance fees collected in excess of (less than) the related amortization, adjusted to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JV presented on the same basis.

Enterprise Gross Assets*

The carrying amount of total assets, excluding investments in our unconsolidated JV, after adding back accumulated depreciation and amortization, as reported in our combined and consolidated financial statements, plus our pro rata share of total gross assets from our unconsolidated JV, after adding back accumulated depreciation and amortization.

Entrance Fees

Certain of our Senior Housing communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, Adjusted NOI, Nareit FFO, and FFO as Adjusted, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage*

Consolidated debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JV. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Net Debt*

Consolidated debt less the carrying amount of cash and cash equivalents, restricted cash, as reported in our combined and consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JV.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Occupancy

Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter available based on units. Occupancy was derived solely from information provided by operators without independent verification by us. The percentages shown are weighted to reflect our ownership share, and exclude newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations.

RevPOR*

The 3-month average resident fees and services per occupied unit for the most recent period available. REVPOR excludes newly developed assets, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store Adjusted NOI includes properties once they are fully operating for the entirety of the comparative periods presented. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, or experiences a casualty event or has a planned operator transition that significantly impacts operations.

Same-Store Adjusted NOI*

Same-Store Adjusted NOI represents resident fees and services less property level operating expenses and excludes certain non-property specific operating expenses that are allocated to our operating segment on a consolidated basis. Same-Store Adjusted NOI includes our pro rata share from our unconsolidated JV less noncontrolling interests' pro rata share of consolidated joint ventures. Same-Store Adjusted NOI eliminates the effects of actuarial reserves for insurance claims that have been incurred but not reported.

Secured Debt Ratio*

Mortgage debt secured by real estate, as reported in our combined and consolidated financial statements divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period prior to our buyout of the JV and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

* Non-GAAP Supplemental Measures. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at https://ir.janusreit.com/financials/quarterly-results/.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.janusreit.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in the Earnings Release and Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.janusreit.com/financials/quarterly-results. The contents of the Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout the Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Jonathan Hughes, Senior Vice President - Finance & Investor Relations, at (720) 428-5050.

JanusLiving